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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

|_|  Check box if no longer  subject to Section 16.

Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Granoff                         Gary                   C.
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     (Last)                           (First)             (Middle)

     747 Third Avenue
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                                    (Street)

     New York                        New York              10017
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     (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Ameritrans Capital Corporation (AMTC) & (AMTCP)
________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person (Voluntary)

     ###-##-####
________________________________________________________________________________
4.   Statement for Month/Day/Year

     10/22/02
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer (Check all applicable)

     |X|  Director                             |X|  10% Owner
     |X|  Officer (give title below)           |_|  Other (specify below)
          President
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

     |X|  Form filed by one Reporting Person
     |_|  Form filed by More than One Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                           2A.                    4.                              5.            Owner-
                                           Deemed                 Securities Acquired (A) or      Amount of     ship
                                           Execution 3.           Disposed of (D)                 Securities    Form:     7.
                                           Date      Transaction  (Instr. 3, 4 and 5)             Beneficially  Direct    Nature of
                               2.          if any,   Code         ------------------------------- Owned at End  (D) or    Indirect
1.                             Transaction (Month/   (Instr. 8)                   (A)             of Month      Indirect  Beneficial
Title of Security              Date        Day/      ------------     Amount      or     Price    (Instr. 3     (I)       Ownership
(Instr. 3)                     (mm/dd/yy)  Year)      Code     V                  (D)             and 4)        (Instr.4) (Instr. 4)
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
Common Stock Par Value $.0001                                                                      16,900          I      (1)
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Common Stock Par Value $.0001                                                                         261          I      (2)
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Common Stock Par Value $.0001  10/22/02               P              138          A       $5.45   211,680          D      (3)
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Common Stock Par Value $.0001                                                                      77,584          I      (4)
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Common Stock Par Value $.0001                                                                      10,000          I      (5)
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9 3/8% Participating
Preferred Stock                10/22/02               P              100          A       $9.20     2,500          D      (6)
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9 3/8% Participating
Preferred Stock                10/22/02               P              400          A       $9.25     2,500          D      (6)
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9 3/8% Participating
Preferred Stock                10/22/02               P              200          A       $9.25     2,500          D      (6)
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9 3/8% Participating
Preferred Stock                                                                                       500          I      (4)
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9 3/8% Participating
Preferred Stock                                                                                     1,000          I      (5)
====================================================================================================================================

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                     10.
                                                                                                           9.        Owner-
                                                                                                           Number    ship
                                                                                                           of        Form
            2.                                                                                             Deriv-    of
            Conver-                             5.                              7.                         ative     Deriv-  11.
            sion                                Number of                       Title and Amount           Secur-    ative   Nature
            or                                  Derivative    6.                of Underlying     8.       ities     Secur-  of
            Exer-            3A.       4.       Securities    Date              Securities        Price    Bene-     ity:    In-
            cise     3.      Deemed    Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct  direct
            Price    Trans-  Execution action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or  Bene-
1.          of       action  Date      Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-     ficial
Title of    Deriv-   Date    if any,   (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct  Owner-
Derivative  ative    (Month/ (Month/   8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)     ship
Security    Secur-   Day/    Day/      ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr. (Instr.
(Instr. 3)  ity      Year)   Year)     Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)      4)
------------------------------------------------------------------------------------------------------------------------------------
Employee
Stock
Options
(Right                                                       Pre-              Common
to Buy)     $9.77                                            sently   1/11/04  Stock     30,000           30,000    D
------------------------------------------------------------------------------------------------------------------------------------
                                                             Pre-              Common
Warrants    $6.70                               1,800        sently   4/18/07  Stock      1,800  $1.38     1,800    D        (7)
------------------------------------------------------------------------------------------------------------------------------------
                                                             Pre-              Common
Warrants    $6.70                                500         sently   4/18/07  Stock        500  $1.38       500    I        (4)
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                                                             Pre-              Common
Warrants    $6.70                               1,000        sently   4/18/07  Stock      1,000  $1.38     1,000    I        (5)
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====================================================================================================================================

Explanation of Responses:

(1) These shares are owned by Mr. Granoff and his mother and brother as trustee for The Granoff Family Foundation.

(2) These shares are held by GCG Associates Inc., a corporation controlled by Mr. Granoff.

(3) Does not include 29,933 shares owned directly and indirectly by Mr. Granoff's wife as to which he disclaims beneficial ownership.

(4) These shares, preferred stock, and warrants are owned by DAPARY Management Corp., a corporation controlled by Mr. Granoff.

(5) These shares, preferred stock, and warrants are owned by J&H Associates Ltd Pts, a partnership whose general partner is GCG Associates Inc., a corporation controlled by Mr. Granoff.

(6) Does not include 1,000 shares of preferred stock owned directly by Mr. Granoff's wife as to which he disclaims beneficial ownership.

(7) Does not include 1,000 warrants owned directly by Mr. Granoff's wife as to which he disclaims beneficial ownership.

      /s/ Gary C. Granoff                                    October 24, 2002
     -------------------------------                        -------------------
          Gary C. Granoff                                           Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.